FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item
1	Material fact dated September 15th, 2010.

RELEVANT FACT
Banco Santander, S.A. discloses information in connection with the free-of-charge capital increase through which the flexible remuneration program “Santander Dividendo Elección” (scrip dividend scheme) will be implemented. An informative document regarding the capital increase is enclosed for purposes of articles 26.1.e) and 41.1.d) of Royal Decree 1310/2005, of 4 November (implementing Directive 2002/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading).
Boadilla del Monte (Madrid), 15 September 2010

INFORMATIVE DOCUMENT
CAPITAL INCREASE CHARGED TO RESERVES CONSISTING OF RETAINED EARNINGS

BANCO SANTANDER, S.A.
September 15, 2010
THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLES 26.1.E) AND 41.1.D) OF ROYAL DECREE 1310/2005.

1. OBJECT
The Ordinary General Shareholders’ Meeting of Banco Santander, S.A. (“Banco Santander”, “Santander” or the “Bank”) held on June 11, 2010 resolved, under item seven A of its agenda, to increase the share capital of Banco Santander, with full charge to reserves consisting of retained earnings, in an amount to be determined in accordance with the terms and conditions set out in the resolution (the “Increase”), delegating the execution of the Increase to the Board of Directors, with authority to delegate in turn to the Executive Committee, pursuant to article 153.1.a) of the Spanish Business Corporations Law (“Ley de Sociedades Anónimas”) (which has been replaced by article 297.1.a) of Royal Legislative Decree 1/2010, of 2 July, by means of which the consolidated Spanish Capital Corporations Law was passed; “Spanish Capital Corporations Law”).
In accordance with articles 26.1.e) and 41.1.d) of Royal Decree 1310/2005, of 4 November (implementing Directive 2002/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading), the preparation and publication of a prospectus related to the issuance and admission to listing of the shares issued as a consequence of the execution of the Increase will not be necessary “provided that a document is made available containing information on the number and nature of the shares and the reasons for and details of the offer”.
This informative document is aimed at providing the part of the above mentioned information that is available as of the date hereof. Once the Increase is executed and the pending information is available, it will be publicly disclosed through a supplement to this document. It is envisaged that the public announcement of the execution of the Increase and its remaining terms will be made on October 13.
2. PURPOSE OF THE INCREASE: “SANTANDER DIVIDENDO ELECCION” PROGRAM
The Increase serves as an instrument for the shareholder-remuneration program named “Santander Dividendo Eleccion” which was implemented by the Bank for the first time last year and which was widely accepted by shareholders. This program allows shareholders to opt between receiving newly issued Santander shares or an amount in cash equivalent to the second interim dividend of 2010. The “Santander Dividendo Eleccion” program is similar to other programs implemented in the past by other international banks and follows the suggestions made by the shareholders of Banco Santander. With it, Santander’s shareholders benefit from more flexibility, since they will be able to adapt their remuneration to their preferences and personal situation, also benefiting from a more favourable tax treatment in case they opt to receive new shares.
“Santander Dividendo Eleccion” program works as follows. Each shareholder will receive a free allotment right for every Santander share held. These rights will be listed in and may be traded in the Spanish Stock Exchanges during a 15 calendar day period. Following the end of this period, the rights will be automatically converted into new Santander shares. Each shareholder may opt for one of the following alternatives:
(i)
Receive new Santander shares. In this case, the shareholder will receive free of charge the number of shares corresponding to the number of rights held. The delivery of shares will not be subject to Spanish withholding tax.

(ii)
Receive a cash payment equivalent to the traditional interim dividend. To this end, Banco Santander will assume an irrevocable undertaking to acquire the free allotment rights for a fixed price. This option will be subject to the same tax treatment as a dividend distribution and, therefore, the amount to be paid to the shareholders will be subject to a 19% Spanish withholding tax deduction.

(iii)
Receive a cash payment through selling rights on market. Given that the rights will be listed, the shareholders may sell them on market at any time during the trading period described in section 3.2 below at the prevailing market price rather than at the guaranteed price offered by Banco Santander. The proceeds for the on market sale will not be subject to Spanish withholding tax.

Additionally, shareholders will be able to combine the above mentioned alternatives in view of their specific needs.
Shareholders who do not make an election will receive new shares unless they have previously given (either in this program or in previous programs) the permanent instructions described in section 3.2 below.
As stated above, shareholders will receive a free allotment right for each Santander share held. The number of rights needed to receive a new share and the guaranteed price at which Santander undertakes to acquire the rights to those shareholders opting to receive cash will depend on the market price of Santander in the days prior to the execution of the Increase and on the number of shares outstanding at that moment1. Such number of rights and a definitive price will be publicly announced on October 13 by means of a supplement to this document and will be calculated with the formulae agreed in the capital increase resolution passed by the Shareholders’ Meeting (available at www.cnmv.es and www.gruposantander.com), which are set out below.
In any event, the capital increase resolution envisages that the number of shares to be issued will be that which results in an overall market value for those shares of 1,000 million Euro2, calculated at the market price of Santander in the days prior to the execution of the Increase. Thus, the approximate value of each right is 0.122 Euro. This is also the approximate price at which Santander will acquire the rights of the shareholders that request so.
Specifically, the number of rights needed to receive one new share and the guaranteed price at which Santander undertakes to acquire the rights will be calculated as follows:
Num. rights = NTAcc / (1,000,000,000 / PreCot), rounded up to the nearest whole number, where
“Num. rights” will be the number of rights needed to receive a share.
“NTAcc” will be the number of outstanding shares on the date of execution of the Increase (as of today, 8,228,826,135 shares); and
“PreCot” will be the average of the weighted average price of the Santander share on the Spanish Stock Exchanges in the 5 business days prior to the resolution to execute the Increase, rounded up or down to the nearest Euro thousandth and, in case of a half Euro thousandth, rounded up to the nearest Euro thousandth.

[1]	The number of shares currently outstanding is 8,228,826,135.

[2]	This amount may be slightly reduced as a consequence of the roundings envisaged in the capital increase resolution.

If necessary, Santander or an entity from its group will waive the number of free allotment rights needed to ensure that the number of shares to be issued in the Increase and the number of rights needed to receive a share are a whole number and not a fraction.
Fixed price of the undertaking to acquire the free allotment rights = PreCot / (Num. of rights + 1), rounded up or down to the nearest Euro thousandth and, in case of a half Euro thousandth, rounded up to the nearest Euro thousandth.
where “PreCot” and “Num. of rights” have the meaning indicated above.
3. DETAILS OF THE OFFER
3.1. Calendar
The calendar for the execution of the Increase is the following:
(i)
October 13. Resolution of the Executive Committee executing the Increase. Hence, the weighted average prices to be used in the calculation of “PreCot” for purposes of applying the formulas set out above shall be those of October 6, 7, 8, 11 and 12. Publication of the number of rights needed to receive one share and the final price for the rights-purchase undertaking.

(iii)	October 14. Publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“BORME”). Record date for the allotment of rights (23:59 h. CET).
(iv)	October 15. Beginning of the trading period of the rights. Santander share quotes “ex-coupon”.
(v)	October 26. Last date to request remuneration in cash (sale of rights to Banco Santander).
(vi)
October 29. End of the trading period of the rights. Acquisition of free allotment rights by Banco Santander from those shareholders who have requested cash equivalent to the traditional interim dividend.

(vii)	November 2. Banco Santander waives the rights so acquired. Closing of the Increase.
(viii)	November 2-5. Actions for the registration of the Increase and admission to listing of the new shares on the Spanish Stock Exchanges.

(ix)	November 3. Cash payments to those shareholders who have so requested.

(x)	November 8. Beginning of ordinary trading of new shares on the Spanish Stock Exchanges[3].
3.2. Allotment of rights and procedure to opt for cash or new shares
The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Iberclear at 23:59 on the day of publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for October 14). The trading period of the rights will begin on the next business day and will have a term of fifteen calendar days (from October 15 to October 29). The holders of bonds convertible into shares of Santander currently outstanding will not have free allotment rights; however, if applicable, they will be entitled to the amendment of the conversion ratio proportionally to the amount of the Increase. Specifically, the conversion ratio applicable to the “Valores Santander” will be modified, if necessary, according to the anti-dilution provision set out in their prospectus.

[3]	The admission to trading of the new shares on the foreign Stock Exchanges on which the shares of the Bank are traded shall also be requested.

During the trading period of the rights, the shareholders may opt for cash or new shares as explained above, as well as for acquiring on market free allotment rights to subscribe for new shares. However, those shareholders who wish to accept the undertaking to purchase rights offered by Banco Santander and receive cash at the guaranteed price shall need to communicate their decision no later than October 26. To choose among the alternatives offered by the “Santander Dividendo Eleccion” program, shareholders will have to contact the entities where their Santander shares and corresponding free allotment rights are deposited. Specifically:
(i)
Shareholders whose shares are deposited at Grupo Santander. These shareholders may opt to receive permanently, both in the current and future programs, their remuneration in cash at the guaranteed fixed price offered by Banco Santander from time to time. To this end, they will have to contact their usual branch. Shareholders who opted to receive cash in the following program at the guaranteed fixed price in last year’s “Santander Dividendo Elección” program will receive their remuneration in cash and no communication shall be required. Shareholders who wish to make an election only for a specific program will have to give the relevant order. In the absence of an express communication, shareholders who have not opted in previous programs to receive cash permanently will receive new shares. Grupo Santander shall not charge any fees or costs to those shareholders who opt to receive cash at the guaranteed fixed price or to receive new shares. In case of sale of the rights on market, Grupo Santander shall charge the usual fees or costs pursuant to the applicable regulations.

(ii)
Shareholders whose shares are deposited with other entities. These shareholders will have to contact the entity where their shares are deposited to make their decision. Specifically, if they want to receive cash at the fixed purchase price of Banco Santander’s undertaking, they shall make their option no later than October 26. In the absence of an express communication, shareholders will receive new Santander shares[4]. The depository entities may charge to shareholders fees or costs related to the allotment of shares or to the sale of rights pursuant to the applicable regulations.

The capital increase is carried out free of fees and costs for shareholders in connection with the allotment of the new shares, with Banco Santander assuming the costs for the issue, subscription, placing on market, listing and other related costs.
4. NUMBER AND NATURE OF THE SHARES TO BE ISSUED
4.1. Number of shares to be issued
The number of shares to be issued as a consequence of the execution of the Increase (“NAN”) will be calculated pursuant to the formula approved by the Ordinary General Shareholder’s Meeting of Santander set out below, rounded down to the nearest whole number.
NAN = NTAcc / Num. rights
where “NTAcc” and “Num. rights” will have the meaning stated above.

[4]	Special arrangements are in place for those shareholders who hold their shares through the UK nominees and in the form of ADRs – please note section 5.

The number of shares to be issued will be publicly announced on October 13 by means of a supplement to this document.
Notwithstanding this, the number of shares actually issued will depend on the number of shareholders who request to receive their remuneration in cash at the fixed price of the undertaking to acquire rights. Banco Santander will waive the free allotment rights acquired pursuant to such undertaking. As a result, only those shares corresponding to the free allotment rights which have not been acquired by Banco Santander pursuant to its undertaking will be issued.
4.2. Face value, issue price and representation of shares
The new shares to be issued in the Increase will be ordinary shares with a face value of fifty Euro cents (0.5) each, of the same class and series as those currently outstanding. The new shares will be issued at an issue price of fifty Euro cents (0.5), that is, without issuance premium, and will be represented in book-entry form, the records of which will be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participant entities.
4.3. Reserves to which the shares will be charged and balance sheet used for the Increase
The Increase is free of charge and, therefore, does not require any payment from the shareholders. The Increase will be charged entirely to the freely distributable reserve named voluntary reserves, consisting of retained earnings, which amounts to 2,311 million Euros as of December 31, 2009.
The balance sheet used for purposes of the Increase is that corresponding to December 31, 2009, duly audited by Deloitte, S.L. on March 22, 2010 and approved by the Ordinary General Shareholders’ Meeting on June 11, 2010 under the first item of its agenda.
4.4. Shares in deposit
Following the end of the trading period of the free allotment rights, the new shares that have not been capable of being allotted due to causes not attributable to Banco Santander will be kept in deposit and available to whom evidences lawful ownership of the relevant free allotment rights. Three years after the end of the free allotment rights trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with article 117 of the Spanish Capital Corporations Law. The net proceeds of the sale will be deposited in the Bank of Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.
4.5. Rights of the new shares
The new shares will confer the same voting and economic rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to be subscribed and paid up, which will happen on November 2.
4.6. Admission to listing
The Bank will apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Mercado Continuo), and shall take the steps and actions that may be necessary with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are traded (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the new shares issued under the Increase to be admitted to trading. Subject to the granting of the relevant authorizations, it is expected that the ordinary trading of the new shares in the Spanish Stock Exchanges will begin on November 8, 2010.

5. FOREIGN JURISDICTIONS WHERE BANCO SANTANDER IS LISTED
The options, terms and procedures indicated in this informative document may not be the same as those applicable to the shareholders owning Santander shares on the different foreign stock exchanges where the Bank is listed. These shareholders are urged to consult the public announcements made and other documents published in their jurisdictions.
6. SUPPLEMENT TO THIS INFORMATIVE DOCUMENT AND INFORMATION AVAILABLE TO THE PUBLIC
As indicated in the previous paragraphs of this report, certain information relating to the Increase is not available on the date hereof. Specifically, the number of shares to be issued, the number of rights needed to receive a share and the definitive price of the undertaking to purchase rights will be published on October 13, 2010 by means of a supplement to this informative document. This document and the supplement thereto to be published on October 13, 2010 will be available at the Bank’s website (www.santander.com) and at the Securities and Exchange Commission’s (CNMV) website (www.cnmv.es) from the day of their publication.
* * *
Banco Santander, S.A.

Ignacio Benjumea Cabeza de Vaca
Secretary General

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: September 15th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President